Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli (646) 330-5907 susan@inspirgroup.com

ASUR Announces Resolutions Approved at the

General Annual Ordinary Shareholders’ Meeting held on April 23rd, 2025

MEXICO CITY, April 23rd, 2025 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 23rd, 2025:

General Annual Ordinary Meeting

Summary of Resolutions

1.	Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor’s report, with respect to the operations and results of the Company during the fiscal year ended December 31st, 2024, as well as the Board of Directors’ opinion regarding the content of said report.

2.	Approval of the report submitted by the Board of Directors which contains the principal accounting and reporting policies and criteria followed in the preparation of the Company’s financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons and Relevant Shareholders, or contracts exceeding US$2,000,000.00.

3.	Due note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to Article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31st, 2024, the Board of Directors did not intervene in any such activities or operations to be reported.

4.	Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31st, 2024.

5.	Approval of the report submitted by the Audit and Corporate Practices Committee of the Company with respect to its activities during the fiscal year ended December 31st, 2024.

6.	Approval of the activities of the Board of Directors during the year ended December 31st, 2024.

7.	Approval of the report on fulfillment of the tax obligations of the Company for the fiscal year ended December 31st, 2023. Due note was taken that the report for the year ended December 31st, 2024 has not yet been issued and will be presented for approval at the first General Shareholders’ Meeting to be held after the report is issued.

8.	Approval to set aside Ps. 6.00 (six pesos and zero cents, Mexican legal tender) from the accumulated net profits for the year ended December 31st, 2024 to increase the legal reserve of the Company, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

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9.	Approval of (i) an ordinary cash dividend from accumulated retained earnings and the share buyback reserve in the amount of Ps. 50.00 (fifty pesos and zero cents, Mexican legal tender) per share, payable in May 2025; as well as an extraordinary cash dividend from the share buyback reserve in the amount of Ps. 15.00 (fifteen pesos and zero cents, Mexican legal tender) per share, payable in September 2025; and an extraordinary cash dividend from the share buyback reserve in the amount of Ps. 15.00 (fifteen pesos and zero cents, Mexican legal tender) per share, payable in November 2025, to be paid out in a single installment to each of the outstanding, common, Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) the taxes that the Company incurs with respect to the dividend payment.

Payment of the ordinary dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours from as of May 29th, 2025. Payment of the dividend shall be made against delivery of coupon “19” (nineteen) of the outstanding stock certificates in accordance with the terms notified to shareholders.

Payment of the first extraordinary dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of September 30th, 2025. Payment of the dividend shall be made against delivery of coupon “20” (twenty) of the outstanding stock certificates in accordance with the terms notified to shareholders.

Payment of the second extraordinary dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of November 27h, 2025. Payment of the dividend shall be made against delivery of coupon “21” (twenty-one) of the outstanding stock certificates in accordance with the terms notified to shareholders.

The dividend payment notices shall be published no later than April 24th, 2025 in a newspaper in general circulation.

10.	Approval of the activities of the Board of Directors, Chief Executive Officer, Secretary and Assistant Secretary during the year ended December 31st, 2024, and release from any liability they might have incurred in the execution of their duties.

11.	Approval of the resignation of Mr. Ricardo Guajardo Touché from his position as independent member of the Board of Directors

Approval of the appointment of Ms. Isabel Prieto Prieto as an independent member of the Board of Directors.

12.	Ratification of all other members and alternate members of the Board of Directors, as well as ratification of non-member Secretary and Assistant Secretary of the Board of Directors.

13.	Approval of Mr. Guillermo Ortiz Martínez as Chairman of the Audit Committee.

14.	Ratification of Ms. Bárbara Garza Lagüera Gonda, Mr. Fernando Chico Pardo and Mr. José Antonio Pérez Antón as members of the Nominations and Compensation Committee.

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15.	Approval of the proposal made by the Nominations and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

-	Each member of the Board of Directors will receive Ps. 100,000.00 (one hundred thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Audit and Corporate Practices Committee will receive Ps. 135,000.00 (one hundred and thirty-five thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Operations Committee will receive, Ps. 100,000.00 (one hundred thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Nominations and Compensations Committee will receive Ps. 100,000.00 (one hundred thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Acquisitions and Contracts Committee will receive Ps. 35,000.00 (thirty-five thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

Special delegates of the Ordinary Annual General Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports on the American continent. The company operates nine airports in the southeast of Mexico, including Cancún Airport located in the biggest tourist destination in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR also holds a 60% stake in the capital stock of Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico. The airport in San Juan is the main point of entry to the island for international flights and continental flights from the U.S.; it was the first and is currently the only airport in the United States to have achieved a successful public-private partnership under a pilot program implemented by the FAA. Based in Mexico, ASUR is traded on the Mexican Bolsa (BMV) under ticker symbol ASUR, and on the NYSE under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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